suzano

# EARNINGS RELEASE 1Q26

## Solid operating performance and higher pulp prices. EBITDA impacted by a stronger BRL.

**São Paulo, April 29th, 2026.** Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world's largest integrated pulp and paper producers, announces today its consolidated results for the first quarter of 2026 (1Q26).

## HIGHLIGHTS

- Pulp sales of 2,835 thousand tonnes (+7% vs. 1Q25).
- Paper sales[1] of 378 thousand tonnes (-3% vs. 1Q25).
- Adjusted EBITDA[2] and Operating cash generation[3]: R$4.6 billion and R$2.5 billion, respectively.
- Adjusted EBITDA[2]/t from pulp of R$1,431/t (-11% vs. 1Q25).
- Adjusted EBITDA[2]/t from paper of R$1,385/t (-12% vs. 1Q25).
- Average net pulp price in export market: US$562/t (+1% vs. 1Q25).
- Average net paper price[1] of R$6,933/t (-8% vs. 1Q25).
- Pulp production cash cost ex-downtimes of R$802/t (-7% vs. 1Q25).
- Leverage of 3.3 times in US$ and 3.2 times in R$.
- Free Cash Flow Yield ("FCF Yield" - LTM) of 13.6% (-4,9 p.p. vs. 1Q25).
- Return on Invested Capital ("ROIC" - LTM) of 10.1% (-3.7 p.p. vs. 1Q25).

| Financial Data (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Net Revenue | 10,968 | 13,114 | -16% | 11,553 | -5% | 49,531 |
| Adjusted EBITDA[2] | 4,580 | 5,583 | -18% | 4,866 | -6% | 21,451 |
| Adjusted EBITDA Margin[2] | 42% | 43% | -1 p.p. | 42% | — p.p. | 43% |
| Net Financial Result | 4,616 | (3,411) | —% | 7,696 | -40% | 6,682 |
| Net Income | 4,312 | 116 | —% | 6,348 | -32% | 11,402 |
| Operating Cash Generation[3] | 2,521 | 3,667 | -31% | 2,625 | -4% | 13,753 |
| *Net Debt/ Adjusted EBITDA[2] (x) (R$)* | 3.2 x | 3.2 x | 0.0 x | 3.1 x | 0.1 x | 3.2 x |
| *Net Debt/ Adjusted EBITDA[2] (x) (US$)* | 3.3 x | 3.2 x | 0.1 x | 3.0 x | 0.3 x | 3.3 x |

| Operational Data ('000 t) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Sales | **3,214** | **3,880** | **-17%** | **3,041** | **6%** | **14,375** |
| Pulp | 2,835 | 3,406 | -17% | 2,651 | 7% | 12,675 |
| Paper[1] | 378 | 474 | -20% | 390 | -3% | 1,700 |

(1) Includes the results from the Consumer Goods Unit (tissue) and the performance of the Suzano Packaging US Unit (Pine Bluff and Waynesville).
(2) Excludes non-recurring items.
(3) Considers Adjusted EBITDA less sustaining capex (cash basis).

[B]3 BRASIL BOLSA BALCÃO NOVO MERCADO BM&FBOVESPA IBRX 50 NYSE

The consolidated quarterly financial information was prepared in accordance with the standards set by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operating and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that figures may present discrepancies due to rounding. CONTENTS EXECUTIVE SUMMARY .............................................................................................................................................................. 3 PULP BUSINESS PERFORMANCE ............................................................................................................................................ 4 PULP SALES VOLUME AND REVENUE .............................................................................................................................. 4 PULP CASH COST ................................................................................................................................................................ 7 PULP SEGMENT EBITDA .................................................................................................................................................... 9 OPERATING CASH GENERATION FROM THE PULP SEGMENT .................................................................................... 11 PAPER BUSINESS PERFORMANCE .......................................................................................................................................... 11 PAPER SALES VOLUME AND REVENUE ............................................................................................................................ 11 PAPER SEGMENT EBITDA .................................................................................................................................................. 14 OPERATING CASH GENERATION FROM THE PAPER SEGMENT ................................................................................... 16 FINANCIAL PERFORMANCE ..................................................................................................................................................... 17 NET REVENUE ...................................................................................................................................................................... 17 CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES .......................................................................................... 18 COST OF GOODS SOLD (COGS) ........................................................................................................................................ 18 SELLING EXPENSES ........................................................................................................................................................... 19 GENERAL AND ADMINISTRATIVE EXPENSES ................................................................................................................ 19 OTHER OPERATING INCOME (EXPENSES) ..................................................................................................................... 20 ADJUSTED EBITDA ............................................................................................................................................................ 20 FINANCIAL RESULT ........................................................................................................................................................... 21 DERIVATIVE OPERATIONS ............................................................................................................................................... 22 NET INCOME (LOSS) .......................................................................................................................................................... 26 DEBT ..................................................................................................................................................................................... 26 CAPITAL EXPENDITURE .................................................................................................................................................... 29 OPERATING CASH FLOW ................................................................................................................................................... 29 FREE CASH FLOW ............................................................................................................................................................... 30 ROIC ("RETURN ON INVESTED CAPITAL") ..................................................................................................................... 31 CHANGES IN NET DEBT ..................................................................................................................................................... 32 ESG ....................................................................................................................................................................................... 32 TOTAL OPERATIONAL EXPENDITURE - PULP ................................................................................................................ 32 CAPITAL MARKETS ..................................................................................................................................................................... 32 FIXED INCOME ........................................................................................................................................................................... 34 RATING ......................................................................................................................................................................................... 34 UPCOMING EVENTS ................................................................................................................................................................... 35 APPENDICES ................................................................................................................................................................................ 36 APPENDIX 1 – Operating Data ...................................................................................................................................... 36 APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization .................................................. 38 APPENDIX 3 – Consolidated Balance Sheet ............................................................................................................... 39 APPENDIX 4 – Consolidated Statement of Cash Flow ............................................................................................ 40 APPENDIX 5 – EBITDA ..................................................................................................................................................... 41 APPENDIX 6 – Segmented Income Statement ......................................................................................................... 42 Forward-Looking Statements ....................................................................................................................................... 43 1Q26 EARNINGS RELEASE Page 2 of 47

EXECUTIVE SUMMARY The pulp market experienced positive performance in the first quarter, with successive price increases driven by stronger paper demand, despite seasonality and geopolitical uncertainties. In this context, despite the price recovery during the period, the Company’s pulp business results compared to 4Q25 were impacted by lower sales volumes due to seasonality and by the depreciation of the US$ against the average R$. When compared to the same period of 2025, the Company recorded higher sales volumes and increased pulp prices, which were offset by the strong currency appreciation. Cash production costs, excluding downtimes, performed in line with expectations, with a slight increase versus the previous quarter and no impact from the Middle East conflict. On a year-over-year basis, cash production costs declined. This combination of factors resulted in a reduction in Pulp Adjusted EBITDA both quarter-over-quarter and year-over-year. In the paper business unit, sales volumes declined primarily due to seasonality versus 4Q25, while lower prices—also impacted by the stronger average R$—affected results versus 1Q25, leading to a reduction in Adjusted EBITDA in both comparisons. As a result, consolidated Adjusted EBITDA for the quarter totaled R$4.6 billion, down 18% compared to 4Q25 and 6% versus the same period of 2025. Operating cash flow generation reached R$2.5 billion in the quarter, representing a 31% decrease versus 4Q25 and a 4% decline year- over-year. As for financial management in 1Q26, net debt measured in US$ totaled US$13.0 billion, a 3% increase compared to the previous quarter, resulting in a slight increase in US$ leverage to 3.3x (4Q25: 3.2x). The FX hedging policy continued to fulfill its role, with average strikes for Zero Cost Collar transactions set at 5.97 (put) and 6.90 (call), with a notional amount of US$5.6 billion. Regarding hedging of oil related inputs, Zero Cost Collar operations closed 1Q26 contracted at US$56.89/bbl (put) and US$68.67/bbl (call), with a notional amount of US$336 million, under which the Company records positive cash adjustments when Brent exceeds the call strike levels. During the quarter, Suzano recorded R$48 million in positive cash adjustments from its hedge portfolio, mitigating, in cash flow terms, the energy cost pressures arising from the Middle East conflict. In line with its long-term strategy and continued focus on environmental, social and governance (ESG) matters, Suzano continues to make consistent progress in its sustainability strategy, aligned with its business model. During the period, MSCI announced an upgrade of Suzano’s ESG rating to BBB, reflecting the evaluator’s recognition of the Company’s progress in management practices in line with international best practices. 1Q26 EARNINGS RELEASE Page 3 of 43

PULP BUSINESS PERFORMANCE PULP SALES VOLUME AND REVENUE The first quarter of 2026 was marked by the ongoing implementation of announced pulp price increases, amid heightened geopolitical uncertainty. The escalation of the conflict between Iran and the United States has led to pressure in production and logistics costs for the pulp and paper industry. In China, the hardwood pulp market was supported by both supply and demand. On the supply side, notable factors included the postponement announcement of a major market pulp project and production constraints due to limited wood availability in Indonesia. On the demand side, total paper production grew by 14.7% compared to 1Q25, according to SCI, influenced by geopolitical uncertainties. Port inventories closed the quarter at approximately 2.7 million tonnes, according to SCI, above the level observed in the same period of the prior year, but largely composed of softwood, based on market indications. In Europe, according to Utipulp, consumption of hardwood pulp in the first two months of the year grew by 1.7% year-over-year, while softwood pulp recorded a decline of 8.5%, maintaining a commonly observed demand dynamic between fiber types. The region was specially affected by rising energy and chemicals costs, which put additional pressure on local producers of pulp and paper. In North America, the sanitary paper market remained stable, supporting pulp demand in the region. On the supply side, the quarter was marked by continued announcements of unscheduled downtimes mainly for hardwood pulp and a concentration of maintenance scheduled downtimes in Latin America, including Suzano's operations. Furthermore, logistical challenges resulting from the geopolitical scenario impacted the supply environment at the start of 2026. The average PIX/FOEX indices for hardwood pulp in China increased by 9.4% compared to 4Q25. In Europe, they increased 11.9% compared to 4Q25. The difference between softwood and hardwood pulp prices in the quarter was US$103/t in China and US$381/t in Europe based on gross prices. 1Q26 EARNINGS RELEASE Page 4 of 43

1Q26 EARNINGS RELEASE

Suzano's **pulp sales** decreased by 17% when compared to the previous quarter due to the seasonality of the period, with a notable reduction in volumes to Asia and North America, totaling 2,835 thousand tonnes. Compared to 1Q25, the increase was 7%, mainly driven by the increases observed in Asia and North America.

Pulp Sales Volume ('000 t)


+7%
-17%
3,406
2,651
2,835
2,506
3,252
2,687
144
154
149
1Q25
4Q25
1Q26
Export Market
Brazilian Market

**Average net price in US$** of pulp sold by Suzano was US$560/t, increasing 4% from 4Q25 and 1% from 1Q25. In the export market, average net price charged by the Company was US$562/t representing a 4% increase compared to 4Q25 and an 1% increase compared to 1Q25. The **average net price in R$** was R$2,943/t in 1Q26, up 2% from 4Q25, driven by the increase in the average net price in US$, partially offset by a 3% depreciation of the average US$ against the average R$. Compared to 1Q25, the 9% decrease was due to the 10% depreciation of the average US$ against the average R$, despite the 1% increase in the average price in US$.

Average Net Price (US$/t)


+1%
+4%
555
536
560
1Q25
4Q25
1Q26

Page 5 of 43

Net revenue from pulp sales decreased by 15% compared to 4Q25, due to the lower sales volume (-17%) and the depreciation of the average US$ against the average R$ (-3%), factors partially offset by the higher average net price in US$ (+4%). Compared to 1Q25, the 3% decrease is explained by the 10% depreciation of the average US$ against the average R$, partially offset by a 7% increase in sales volume and a 1% increase in the average net price in US$. Pulp Net Revenue (R$ million) -3% -15% q 8,612 9,867 8,346 457 420 406 8,154 9,446 7,940 1Q25 4Q25 1Q26 Export Market Brazilian Market 1Q26 EARNINGS RELEASE Page 6 of 43

1Q26 EARNINGS RELEASE
suzano

## PULP CASH COST


Consolidated Pulp Cash Cost ex-downtime (R$/t)
-7%
+3%
859
778
802
1Q25
4Q25
1Q26


Pulp Cash Cost (R$/t)
-8%
+9%
963
104
859
809
31
778
882
80
802
1Q25
4Q25
1Q26
Cash Cost ex-downtimes
Downtimes Effect

Page 7 of 43

Cash cost excluding downtimes for 1Q26 was R$802/t, a 3% increase compared to 4Q25, driven by: i) higher consumption of inputs, particularly auxiliary materials (due to the replacement of various materials during scheduled downtimes) and purchased energy; ii) increased wood costs, primarily due to higher specific consumption; and iii) lower fixed cost dilution as a result of reduced production volume. These effects were partially offset by: i) the lower price of inputs (ex-exchange rate effect), especially caustic soda; ii) the 3% depreciation of the average US$ against the average R$, impacting the lower price in R$, especially for caustic soda and natural gas; and iii) improved utilities performance, which was itself due to higher average prices (benefiting from the energy auction, as disclosed by the Company in the Notice to the Market dated May 27, 2022). Consolidated Pulp Cash Cost ex-downtime (R$/t)¹ (1) Excludes the impact of maintenance and administrative downtimes. Cash cost excluding downtimes for 1Q26 decreased by 7% compared to 1Q25, mainly due to: i) the 10% depreciation of the average US$ against the average R$, which particularly benefited the prices of inputs such as caustic soda, natural gas, and chlorine dioxide; ii) lower wood costs, explained by a shorter average supply radius, lower diesel prices in harvesting and transportation operations, and the mix effect; iii) lower input prices (excluding exchange rate effects), especially for caustic soda and natural gas; iv) lower fixed costs, driven by reduced expenses on labor and services; and v) improved utilities results due to higher prices (benefiting from the energy auction, as disclosed by the Company in the Notice to the Market dated May 27, 2022). Consolidated Pulp Cash Cost ex-downtime (R$/t)¹ (1) Excludes the impact of maintenance and administrative downtimes. 1Q26 EARNINGS RELEASE Page 8 of 43

1Q26 EARNINGS RELEASE

Cash Cost 1Q26[1]


Fixed Costs
21%
Other
Variables
4%
Energy
13%
Chemicals
23%
Wood
39%

Cash Cost 1Q25[1]


Fixed Costs
21%
Other
Variables
3%
Energy
13%
Chemicals
25%
Wood
38%

(1) Based on cash cost excluding downtimes. Excludes energy sales.

## PULP SEGMENT EBITDA

| Pulp Segment | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1T26 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA (R$ million)[1] | 4,056 | 4,798 | -15% | 4,254 | -5% | 18,694 |
| Sales volume (k t) | 2,835 | 3,406 | -17% | 2,651 | 7% | 12,675 |
| Pulp adjusted[1] EBITDA (R$/t) | 1,431 | 1,409 | 2% | 1,605 | -11% | 1,475 |

(1) Excludes non-recurring items.

**Adjusted EBITDA from pulp** was 15% lower than in 4Q25, mainly due to lower sales volume (-17%), depreciation of the average US$ against the average R$ (-3%), higher cash production cost excluding downtimes (+3%), and greater impact from scheduled maintenance downtimes. These factors were partially offset by a higher average net price in US$ (+4%) and reduced selling and general and administrative expenses, in turn related to a reduction in third-party services (notably consulting and auditing) and lower labor costs. Adjusted EBITDA per tonne was slightly higher compared to the previous quarter, driven by higher prices and lower SG&A expenses.

When compared to 1Q25, the 5% decrease in **Adjusted EBITDA from pulp** was primarily driven by the 10% depreciation of the average US$ against the average R$. This effect was partially offset by higher sales volume (+7%), lower cash production cost excluding downtimes (-7%), lower impact of scheduled maintenance downtimes, and higher average net price in US$ (+1%). Adjusted EBITDA per tonne fell 11% due to the same factors, excluding sales volume.

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1Q26 EARNINGS RELEASE

Adjusted EBITDA[1] (R$ million) and Adjusted EBITDA Margin (%) from Pulp


49%
49%
49%
4,254
4,798
4,056
1Q25
4Q25
1Q26
Adjusted EBITDA Margin
EBITDA Pulp

(1) Excludes non-recurring items.

Pulp Adjusted EBITDA per tonne (R$/t)


-11%
+2%
1,605
1,409
1,431
1Q25
4Q25
1Q26

Page 10 of 43

1Q26 EARNINGS RELEASE

### OPERATING CASH GENERATION FROM THE PULP SEGMENT

| Pulp Segment (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA[1] | 4,056 | 4,798 | -15% | 4,254 | -5% | 18,694 |
| Maintenance Capex[2] | (1,997) | (1,608) | 24% | (2,054) | -3% | (6,876) |
| Operating Cash Flow | 2,059 | 3,190 | -35% | 2,200 | -6% | 11,818 |

(1) Excludes non-recurring items.
(2) Cash basis. In 1Q26, the allocation split of maintenance capex between the Pulp and Paper business units was updated.

**Operating cash generation per tonne** in the pulp segment was R$726/t in 1Q26, a 22% decrease compared to 4Q25, driven by higher maintenance capex per tonne (partially explained by changes in the allocation criteria across segments), partially offset by higher EBITDA per tonne. Compared to 1Q25, the 13% decrease was primarily driven by lower EBITDA per tonne, partially offset by lower maintenance capex per tonne.

Operating Cash Generation from Pulp per tonne (R$/t)


-13%
-22%
830
937
726
1Q25
4Q25
1Q26

## PAPER BUSINESS PERFORMANCE

The following data and analyses incorporate the joint results of the paper and consumer goods (tissue) businesses.

### PAPER SALES VOLUME AND REVENUE

According to data published by Indústria Brasileira de Árvores (IBÁ), domestic Printing & Writing demand in Brazil, including imports, decreased by 23% in the first two months of 1Q26 compared to the first two months of the previous quarter, and increased by 3% compared to the same period in 1Q25.

When compared to the previous quarter, the decline reflects the historical seasonality of the publishing and educational segments. Compared to the same period in 1Q25, growth was supported by increased demand for coated paper and stable consumption across the other segments.

Page 11 of 43

In the Company’s served international markets, demand in North America and Europe declined by approximately 7% compared to the first quarter of 2025, according to PPPC, while demand in Latin America increased by 5%, based on data from the same industry consultancy. In the Brazilian paperboard market, according to data published by IBÁ, demand declined by 15% in the first two months of 1Q26 compared to the same period of 4Q25; however, when compared to the first two months of 1Q25, demand increased by 6%. The sequential decline reflects the segment’s typical seasonality, with the expected reduction in consumption following the holiday period. The year- over-year growth was driven by higher industrial production and retail sales, supported by increased income levels compared to 1Q25, according to Instituto de Pesquisa Econômica Aplicada (IPEA). Consolidating the above-mentioned segments (addressable paper market for Suzano), total demand in Brazil increased by 4% in the first two months of 1Q26 compared to the same period of the prior year, according to IBÁ data. Suzano’s domestic sales remained broadly stable in the quarter versus the same period last year, as did exports from its Brazil operations, while sales volumes at Suzano Packaging in the U.S. declined by 20% in the same comparison, driven by lower demand, inventory destocking across the converter chain, and impacts from winter storms at the beginning of the year. The Paper and Packaging Business Unit continues to advance its long-term strategic pillars, with highlights including the improved performance of Suzano Packaging, as well as investments in its innovation product portfolio in Brazil, leveraging existing assets focused on packaging and single-use plastic substitution. In the traditional Printing & Writing markets, the focus remains on advancing its proprietary go-to-market model, aiming to expand the customer base and geographic reach, while enhancing cost competitiveness. Suzano’s paper sales (printing & writing, paperboard and tissue) in the domestic market totaled 226 thousand tonnes in 1Q26, down 24% from the previous quarter, due to the historical seasonality of consumption in the segments served. Compared to 1Q25, the 2% increase was due to the higher volume of coated and tissue papers, partially offset by the slight decrease in uncoated papers sales. International paper sales totaled 153 thousand tonnes, accounting for 40% of total sales volume in 1Q26. The 14% decrease compared to 4Q25 is due to seasonal factors, particularly affecting the Printing & Writing paper segment. The 10% reduction compared to 1Q25 is primarily driven by lower paperboard sales volumes, particularly in Suzano Packaging US operations, within the context of the segment’s seasonality in the U.S. market. 1Q26 EARNINGS RELEASE Page 12 of 43

1Q26 EARNINGS RELEASE


Paper Sales Volume ('000 t)¹
-3%
-20%
390
474
378
169
178
153
221
297
226
1Q25
4Q25
1Q26
Export Market
Brazilian Market

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

The **average net price** rose by 1% compared to the previous quarter, reflecting a 4% increase in the domestic market, primarily in the Printing & Writing segments, partially offset by a 2% decrease in the average net price in the export market — driven by declines across all served paper segments due to seasonality, in addition to the 3% depreciation of the average US$ against the average R$. Compared to 1Q25, the 8% reduction was driven by declines across all paper segments served by the operations in Brazil, with particular emphasis to the reduction in export market prices (-15%), as well as a 10% depreciation of the average US$ against the average R$. These effects were partially offset by the 7% increase in the average net price in US$ from the Suzano Packaging US operation.


Average Net Paper Price (R$/t)¹
-8%
+1%
7,540
6,845
6,933
1Q25
4Q25
1Q26

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

Page 13 of 43

1Q26 EARNINGS RELEASE

**Net revenue from paper sales** amounted to R$2,623 million, a decrease of 19% compared to 4Q25, mainly due to lower sales volume in the internal and international markets, in addition to the decrease in the average net price in the international market (-2%) and the 3% depreciation of the average US$ against the average R$. Compared to 1Q25, there was an 11% decrease, primarily due to a 23% drop in sales volume from the Suzano Packaging US operation. This effect was partially offset by a 7% increase in Suzano Packaging's price in US$.

Paper Revenue (R$ million)[1]


-11%
-19%
2,941
1,250
1,691
3,247
1,133
2,114
2,623
957
1,666
1Q25
4Q25
1Q26
Export Market
Brazilian Market

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

## PAPER SEGMENT EBITDA

| Paper Segment | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA (R$ million)[1] | 524 | 785 | -33% | 612 | -14% | 2,757 |
| Sales volume (k t) | 378 | 474 | -20% | 390 | -3% | 1,700 |
| Paper adjusted[1] EBITDA (R$/t) | 1,385 | 1,655 | -16% | 1,568 | -12% | 1,622 |

(1) Excludes non-recurring items.

**Adjusted EBITDA from paper** declined 33% from 4Q25, primarily due to a 20% decrease in sales volume, reflecting market seasonality. This effect was partially offset by reduced SG&A expenses (lower third-party service and labor costs), as well as a decrease in cash COGS (in turn, primarily benefiting from the lower impact of scheduled maintenance downtimes and lower production costs in the Brazilian operations). The 16% decrease in adjusted EBITDA per tonne is explained by higher cash COGS and SG&A per tonne, which, in turn, reflect the product mix effect and higher cash COGS at Suzano Packaging US (driven by increased consumption and higher input prices during the severe winter storm in the period), partially offset by a higher average net price.

Page 14 of 43

1Q26 EARNINGS RELEASE

Compared to 1Q25, the 14% decrease was primarily due to a drop in the net average price in R$ (-8%), the 10% depreciation of the average US$ against the average R$ and a reduction in sales volume (-3%). These effects were partially offset by the reduction in SG&A expenses (mainly lower personnel expenses). The 12% decrease in adjusted EBITDA per tonne is primarily driven by the 8% decline in the average net price in R$ and the 10% depreciation of the average US$ against the average R$, partially offset by lower cash COGS per tonne.

Adjusted EBITDA (R$ million) and
Adjusted EBITDA Margin (%) from Paper


21%
24%
20%
612
785
524
1Q25
4Q25
1Q26
Adjusted EBITDA Margin
EBITDA Paper

Paper Adjusted EBITDA (R$/t)


-12%
-16%
1,568
1,655
1,385
1Q25
4Q25
1Q26

Page 15 of 43

1Q26 EARNINGS RELEASE

## OPERATING CASH GENERATION FROM THE PAPER SEGMENT

| Op. Cash Generation - Paper (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA[1] | 524 | 785 | -33% | 612 | -14% | 2,757 |
| Maintenance Capex[2] | (62) | (308) | -80% | (187) | -67% | (823) |
| Operating Cash Flow | 462 | 477 | -3% | 424 | 9% | 1,934 |

(1) Excludes non-recurring items.
(2) Cash basis. In 1Q26, the allocation methodology for maintenance capex between the Pulp and Paper business units was updated.

**Operating cash generation per tonne in the paper segment** was R$1,221/t in 1Q26, an increase of 22% and 12% compared to 4Q25 and 1Q25, respectively, mainly due to lower sustaining capex per tonne (-75%) and (-66%), due to an update in the allocation criteria between the Pulp and Paper Business Units, partially offset by the decrease in adjusted EBITDA per tonne of 16% and 12% compared to 4Q25 and 1Q25, respectively.

Paper Operating Cash Generation per tonne (R$/t)


+12%
+22%
1,088
1,005
1,221
1Q25
4Q25
1Q26

Page 16 of 43

1Q26 EARNINGS RELEASE

## FINANCIAL PERFORMANCE

### NET REVENUE

Suzano's **net revenue** in 1Q26 was R$10,968 million, 81% of which came from exports (stable vs. 4Q25 and 1Q25). Compared to 4Q25, the 16% decrease is mainly explained by lower sales volumes of pulp and paper (-17% and -20%, respectively) and the depreciation of the average US$ against the average R$ (-3%). These effects were partially offset by the higher average net pulp price in US$ (+4%).

The 5% reduction in consolidated net revenue compared to 1Q25 is explained by a 10% depreciation of the average US$ against the average R$, an 8% lower average net paper price in R$, and a 3% lower paper sales volume. These effects were partially offset by the higher pulp sales volume (+7%) and the higher average net pulp price in US$ (+1%).

Net Revenue[1] (R$ million)


-5%
-16%
13,114
11,553
10,968
10,580
9,404
8,897
2,149
2,534
2,072
1Q25
4Q25
1Q26
Export Market
Brazilian Market

(1) Does not include Portocel service revenue

Net Revenue Breakdown (1Q26)


Other Paper
6%
Paperboard
8%
Printing &
Writing
10%
Pulp
76%

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1Q26 EARNINGS RELEASE

## CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES


Mill – Pulp capacity
2025
2026
2027
1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 4Q26 1Q27 2Q27 3Q27 4Q27
Aracruz - Mill A (ES) – 590 kt
Aracruz - Mill B (ES) – 830 kt
Aracruz - Mill C (ES) – 920 kt
Imperatriz (MA)¹ – 1,650 kt
Jacareí (SP) – 1,100 kt
Limeira (SP)¹ – 690 kt
Mucuri - Mill 1 (BA)¹ – 610 kt
Mucuri - Mill 2 (BA) – 1,130 kt
Ribas do Rio Pardo (MS) - 2,550 kt
Suzano (SP)¹ – 620 kt
Três Lagoas - Mill 1 (MS) – 1,300 kt
Três Lagoas - Mill 2 (MS) – 1,950 kt
Veracel (BA)² – 560 kt
No downtime

(1) Includes integrated capacities and fluff.
(2) Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tonnes.

## COST OF GOODS SOLD (COGS)

| COGS (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| COGS | 7,808 | 9,098 | -14% | 7,729 | 1% | 33,968 |
| (-) Depreciation, depletion and amortization | (2,548) | (2,800) | -9% | (2,224) | 15% | (10,535) |
| Cash COGS | 5,259 | 6,298 | -16% | 5,506 | -4% | 23,433 |
| Sales volume (000' t) | 3,214 | 3,880 | -17% | 3,041 | 6% | 14,375 |
| **Cash COGS/ton (R$/t)** | **1,637** | **1,623** | **1%** | **1,811** | **-10%** | **1,630** |

**Cash COGS** in 1Q26 totaled R$5,259 million or R$1,637/t. Compared to 4Q25, cash COGS decreased by 16%, primarily due to: i) the lower sales volume of pulp and paper; and ii) the 3% depreciation of the average US$ against the average R$. These effects were partially offset by the greater impact of scheduled maintenance downtimes and higher pulp production cash cost ex-downtimes. On a per-tonne basis, cash COGS remained practically stable due to the same factors, excluding sales volumes.

Compared to 1Q25, **cash COGS** decreased by 4% primarily due to: i) the 10% depreciation of the average US$ against the average R$; ii) the lower impact of scheduled maintenance downtimes; and iii) the lower pulp production cash cost ex-downtimes. These effects were offset mainly by higher sales volume. On a per-tonne basis, cash COGS was 10% lower than in the same period last year, mainly due to the depreciation of the average US$ against the average R$ and a lower impact from scheduled maintenance downtimes, as mentioned previously.

Page 18 of 43

1Q26 EARNINGS RELEASE

## SELLING EXPENSES

| Selling Expenses (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Selling expenses | 752 | 870 | -14% | 755 | 0% | 3,310 |
| (-) Depreciation, depletion and amortization | (244) | (244) | 0% | (241) | 1% | (974) |
| Cash selling expenses | 508 | 625 | -19% | 514 | -1% | 2,335 |
| Sales volume (000' t) | 3,214 | 3,880 | -17% | 3,041 | 6% | 14,375 |
| Cash selling expenses/ton (R$/t) | **158** | **161** | **-2%** | **169** | **-6%** | **162** |

**Cash selling expenses** decreased 19% compared to 4Q25, mainly due to: i) lower sales volume (pulp and paper); ii) reduced spending on fixed commercial expenses (primarily driven by a reduction in the estimated loss for doubtful accounts); and iii) a 3% depreciation of the average US$ against the R$. On a per-tonne basis, cash selling expenses decreased by 2% due to the aforementioned factors excluding the impact of higher sales volumes.

When compared to 1Q25, **cash selling expenses** were 1% lower, mainly due to: i) the 10% depreciation of the average US$ vs. the R$; and ii) lower spending on fixed commercial expenses (largely explained by the reduction in the estimated loss for doubtful accounts). These effects were partially offset by higher logistics expenses (region mix effect) and higher sales volume. Cash selling expenses per tonne decreased 6%, due to the same factors mentioned above, excluding sales volumes.

## GENERAL AND ADMINISTRATIVE EXPENSES

| General and Administrative Expenses (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| General and Administrative Expenses | 683 | 804 | -15% | 674 | 1% | 2,799 |
| (-) Depreciation, depletion and amortization | (34) | (34) | 0% | (30) | 12% | (133) |
| Cash general and administrative expenses | 649 | 770 | -16% | 643 | 1% | 2,667 |
| Sales volume (000' t) | 3,214 | 3,880 | -17% | 3,041 | 6% | 14,375 |
| Cash general and administrative expenses/t (R$/t) | **202** | **199** | **2%** | **212** | **-5%** | **186** |

Compared to 4Q25, the 16% decrease in **cash general and administrative expenses** is primarily explained by lower spending on third-party services (notably consulting and audit fees), and lower labor expenses. On a per-ton basis, these expenses increased 2% given that these expenses do not vary with sales volumes, which declined significantly due to seasonality during the period.

Compared to 1Q25, cash general and administrative expenses were 1% higher, primarily driven by higher personnel expenses related to variable compensation, as well as increased spending on third-party services (consulting and audit), partially offset by lower administrative expenses across various categories (third-party services, labor, IT, among others). On a per-tonne basis, the reduction was 5% due to volume effect.

Page 19 of 43

1Q26 EARNINGS RELEASE

## OTHER OPERATING INCOME (EXPENSES)

| Other Operating Income (Expenses) (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Other operating income (expenses) | 70 | 1,345 | -95% | (119) | —% | 1,124 |
| (-) Depreciation, depletion and amortization | 19 | 7 | —% | (3) | —% | 36 |
| Cash other operating income (expenses) | 50 | 1,338 | -96% | (117) | —% | 1,088 |
| Sales volume (000' t) | 3,214 | 3,880 | -17% | 3,041 | 6% | 14,375 |
| Other operating income (expenses)/t (R$/t) | **16** | **345** | -95% | **(38)** | **—%** | **76** |

**Other operating income (expenses)** was an income of R$70 million in 1Q26, compared to an income of R$1,345 million in 4Q25 and an expense of R$119 million in 1Q25. The negative variation compared to 4Q25 is mainly due to the absence of an update of the fair value of biological assets (which occurs in the second and fourth quarters of each year). Compared to 1Q25, the positive variation was due to gains on asset disposals and write-offs, as well as a reduction in provisions for legal liabilities.

## ADJUSTED EBITDA

| Consolidated | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA (R$ million)[1] | 4,580 | 5,583 | -18% | 4,866 | -6% | 21,451 |
| Adjusted EBITDA Margin | 42% | 43% | -1 p.p | 42% | 0 p.p | 43% |
| Sales Volume (k t) | 3,214 | 3,880 | -17% | 3,041 | 6% | 14,375 |
| **Adjusted EBITDA[1]/ton (R$/t)** | **1,425** | **1,439** | **-1%** | **1,600** | **-11%** | **1,492** |

(1) Excludes non-recurring items.

The 18% decrease in **Adjusted EBITDA** in 1Q26 compared to 4Q25 is primarily explained by: i) lower pulp sales volume (-17%) and paper (-20%); ii) the 3% depreciation of the average US$ against the average R$; and iii) a higher cash COGS per tonne (1%) (see the Cost of Goods Sold section for more details). These effects were partially offset by: i) the higher average net pulp price in US$ (+4%); ii) the decrease in Selling Expenses per tonne (see the Selling Expenses section for more details); and iii) the decrease in General and Administrative Expenses (see the General and Administrative Expenses section for more details). Adjusted EBITDA per tonne remained practically stable due to the same factors, excluding sales volume.

Compared to 1Q25, the 6% decrease in Adjusted EBITDA was due to: i) the 10% depreciation of the average US$ against the average R$; and ii) lower average net price of paper in both domestic and export markets served by the operations in Brazil. These impacts were partially offset by: i) a 7% increase in pulp sales volume; and ii) lower cash COGS per tonne (see the Cost of Goods Sold section for further details). Adjusted EBITDA per tonne decreased 11% due to the same factors, excluding volume.

Page 20 of 43

1Q26 EARNINGS RELEASE

## FINANCIAL RESULT

| Financial Result (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| **Financial Expenses** | **(1,805)** | **(1,814)** | **0%** | **(1,640)** | **10%** | **(7,049)** |
| Interest on loans and financing (local currency) | (588) | (609) | -3% | (417) | 41% | (2,292) |
| Interest on loans and financing (foreign currency) | (838) | (945) | -11% | (996) | -16% | (3,670) |
| Capitalized interest[1] | 25 | 69 | -64% | 53 | -53% | 247 |
| Other financial expenses | (404) | (329) | 23% | (280) | 44% | (1,333) |
| **Financial Income** | **486** | **482** | **1%** | **439** | **11%** | **1,814** |
| Interest on financial investments | 464 | 440 | 6% | 348 | 33% | 1,700 |
| Other financial income | 22 | 43 | -49% | 90 | -76% | 114 |
| **Monetary and Exchange Variations** | **2,910** | **(1,976)** | **—%** | **5,204** | **-44%** | **5,256** |
| Foreign exchange variations (Debt) | 3,419 | (2,530) | —% | 5,703 | -40% | 6,107 |
| Other foreign exchange variations | (509) | 553 | —% | (499) | 2% | (851) |
| **Derivative income (loss), net[2]** | **3,026** | **(103)** | **—%** | **3,693** | **-18%** | **6,661** |
| Operating Cash flow hedge | 1,480 | (97) | —% | 3,077 | -52% | 4,063 |
| Debt hedge | 1,171 | 22 | —% | 538 | —% | 2,162 |
| Others[3] | 375 | (28) | —% | 79 | —% | 438 |
| **Net Financial Result** | **4,616** | **(3,411)** | **—%** | **7,696** | **-40%** | **6,682** |

(1) Capitalized interest due to construction in progress.
(2) Mark-to-market variation (1Q26: R$3,314 million | 4Q25: R$230 million), plus adjustments paid and received (1Q26: R$58 million negative).
(3) Includes commodity hedging and embedded derivatives.

**Financial expenses** remained stable compared to 4Q25, mainly reflecting the decrease in interest expenses on foreign currency loans, due to the depreciation of the average US$ during the period and the reduction in the SOFR during the period, offset by the costs of early termination of the undrawn credit line with Finnvera in 1Q26, impacting other financial expenses. Compared to 1Q25, financial expenses increased by 10%, mainly due to higher local currency interest rates, resulting from funding operations carried out throughout the period, increasing the debt balance in R$ (1Q26: R$24.7 billion | 1Q25: R$18.4 billion), together with the increase in other financial expenses line related to the early termination of the credit line with Finnvera, partially offset by lower foreign currency interest expenses, resulting from the depreciation of the average US$ during the period.

**Financial income** recorded a 1% increase compared to 4Q25, reflecting the increase in interest on financial investments due to a higher average onshore cash balance. Compared to 1Q25, the 11% increase is due to the higher interest earned on financial investments, resulting from a higher accumulated CDI for the period (1Q26: 3.41% | 1Q25: 2.99%) and from a higher cash balance, partially offset by the decrease in other financial income, as a result of lower inflation adjustment of taxes and federal contributions to be refunded.

**Inflation adjustment and exchange variation** had a positive impact of R$2,910 million on the Company's financial result due to the 5% depreciation of the US$ against the R$ in 1Q26 vs. 4Q25, which affected foreign currency debt (US$12,662 million at the end of 1Q26). This effect was partially offset by the negative result of exchange variation on other balance sheet items in foreign currency.

Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.

Page 21 of 43

1Q26 EARNINGS RELEASE

**Derivative operations** resulted in an income of R$3,026 million in 1Q26, chiefly due to the positive impact of the weaker US$ against the R$ (-5%). The mark-to-market adjustment of derivative instruments on March 31st, 2026 was positive at R$3,314 million, compared to R$230 million on December 31st, 2025, representing an increase of R$3,084 million. Note that the impact of US$ depreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the first quarter, was a R$58 million loss (R$157 million loss on debt hedge, R$51 million gain on cash flow hedge and R$48 million gain on commodities).

As a result of the above factors, net financial result in 1Q26, considering all financial expense and income lines, was an income of R$4,616 million, compared to an expense of R$3,411 million in 4Q25 and an income of R$7,696 million in 1Q25.

## DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative instruments on March 31st, 2026:

| Hedge[1] | Notional (US$ million) | | Fair Value (R$ million) | |
|---|---|---|---|---|
| | Mar/26 | Dec/25 | Mar/26 | Dec/25 |
| Debt | 8,109 | 7,397 | 476 | (851) |
| Cash Flow – Operating (ZCC + NDF) | 5,637 | 6,246 | 2,433 | 1,004 |
| Commodities | 336 | 361 | 379 | (34) |
| Others[2] | 155 | 153 | 26 | 112 |
| **Total** | **14,237** | **14,158** | **3,314** | **230** |

(1) See note 4 of the Quarterly Financial Statements (ITR) for further details and the fair value sensitivity analysis.
(2) Includes embedded derivatives.

The Company's foreign exchange exposure policy seeks to minimize the volatility of its cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus US$ may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). At the end of 1Q26, 61% of the exchange variation exposure from the cash flow hedge portfolio was covered.

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the R$. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of R$ depreciation vs. US$ within the range contracted. In cases of extreme R$ appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme R$ depreciation when exchange rates exceed the maximum limits contracted.

On March 31st, 2026, the outstanding notional value of operations involving forward US$ sales through ZCCs related to Cash Flows was US$5,574 million, with an average forward rate ranging from R$5.97 to R$6.90 and maturities between April 2026 and March 2028. On the same date, the outstanding notional value of operations involving forward US$ sales through NDFs was US$63 million, whose maturities are distributed between April 2026 and June 2026 and with an average rate of R$5.95. Cash flow hedge operations in 1Q26 resulted in an income of R$1,480 million. The mark-to-market adjustment ("MtM" or "fair value") of these operations was an income of R$2,433 million.

Page 22 of 43

1Q26 EARNINGS RELEASE

suzano

The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 1Q26 (R$/US$ = 5.22) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company's projections based on the end-of-period levels and could vary depending on market conditions.

| | | | Cash Adjustment (R$ million) | | |
|---|---|---|---|---|---|
| Maturity (up to) | Strike Range | Notional (US$ million) | Actual | Exchange Rate 1Q26 (R$5.22) | Sensitivity at R$0.10 / US$ variation (+/-) |
| | | | *Zero Cost Collars* | | |
| 1Q26 | | | 34 | | |
| 2Q26 | 5.36 - 6.17 | 1,257 | | 196 | 126 |
| 3Q26 | 6.18 - 7.08 | 45 | | 43 | 5 |
| 4Q26 | 6.33 - 7.41 | 660 | | 733 | 66 |
| 1Q27 | 6.34 - 7.47 | 608 | | 681 | 61 |
| 2Q27 | 6.42 - 7.44 | 680 | | 816 | 68 |
| 3Q27 | 6.02 - 6.89 | 840 | | 669 | 84 |
| 4Q27 | 6.01 - 6.84 | 970 | | 764 | 97 |
| 1Q28 | 5.81 - 6.70 | 515 | | 306 | 52 |
| Total | **5.97 - 6.90** | **5,574** | **34** | **4,209** | **557** |
| | | | *NDF* | | |
| 1Q26 | | | 17 | | |
| 2Q26 | 5.95 | 63 | | 46 | 6 |
| Total | **5.95** | **63** | **17** | **46** | **6** |

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On March 31st, 2026, the Company had an outstanding notional amount of US$8,109 million in swap contracts as shown in the table below. The result of debt hedge transactions in 1Q26 was an income at R$1,171 million, due to the depreciation of the US$ against the R$ and the widening of the foreign exchange coupon curve in the period. The mark-to-market adjustment (fair value) of these operations was an income of R$476 million.

| | | | Notional (US$ million) | | Fair Value (R$ million) | |
|---|---|---|---|---|---|---|
| Debt Hedge | Maturity (up to) | Currency | Mar/26 | Dec/25 | Mar/26 | Dec/25 |
| Swap (CDI x US$) | 2036 | US$ | 1,692 | 1,636 | 480 | (161) |
| Swap (RMB x US$) | 2030 | US$ | 363 | 363 | 79 | 35 |
| Swap (SOFR x US$) | 2031 | US$ | 2,464 | 2,400 | 152 | 92 |
| Swap (CDI x SOFR) | 2034 | US$ | 660 | 660 | 80 | (165) |
| Swap (Pre x CDI) | 2031 | R$ | 460[1] | 436[1] | 258 | 8 |
| Swap (IPCA x CDI) | 2044 | R$ | 2,471[1] | 1,902[1] | (572) | (661) |
| Total | | | **8,109** | **7,397** | **476** | **(851)** |

(1) Translated at the quarterly closing exchange rate (R$5.22).

Page 23 of 43

1Q26 EARNINGS RELEASE

suzano

The following table presents a sensitivity analysis[1] of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 1Q26 (BRL/USD = 5.22) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (1Q26). Note that the figures presented in the table are the Company's projections based on the end-of-period curves and could vary depending on market conditions.

| | | Cash Adjustment (R$ million) | | |
|---|---|---|---|---|
| Maturity (up to) | Notional (US$ million) | Actual | R$ / US$ = 5.22 (1Q26) | Sensitivity at R$ 0.10 / US$ variation (+/-)[1] |
| 1Q26 | | (157) | | |
| 2Q26 | 17 | | 136 | 2 |
| 3Q26 | 22 | | (151) | 2 |
| 4Q26 | 126 | | 110 | 4 |
| 2027 | 533 | | (16) | 29 |
| 2028 | 431 | | 78 | 30 |
| 2029 | 728 | | 82 | 11 |
| >=2030 | 6,251 | | 8,414 | 240 |
| **Total** | **8,109** | **(157)** | **8,653** | **320** |

(1) Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company's derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

| | | | Notional (US$ million) | | Fair Value (R$ million) | | Cash Adjustment (R$ million) | |
|---|---|---|---|---|---|---|---|---|
| Other hedges | Maturity (up to) | Index | Mar/26 | Dec/25 | Mar/26 | Dec/25 | Mar/26 | Dec/25 |
| Embedded derivative | 2039 | Fixed \| USD US-CPI | 155 | 153 | 26 | 112 | — | — |
| Commodities | 2027 | Brent/VLSFO/Others | 336 | 360 | 379 | (33) | 48 | (7) |
| Total | | | **490** | **514** | **405** | **78** | **48** | **(7)** |

A portion of the forestry partnership agreements and standing wood supply agreements is denominated in US$ per cubic meter of standing wood, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. Refer to note 4 of the 1Q26 Financial Statements for further details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and US$. On March 31st, 2026, the outstanding notional value of the operation was US$155 million. The result from this swap in 1Q26 was a loss of R$86 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$26 million at the end of the quarter.

The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On March 31st, 2026, the outstanding notional value of these operations was US$336 million. The result of these hedges in 1Q26 was a gain of R$461 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$379 million at the end of the quarter.

Page 24 of 43

1Q26 EARNINGS RELEASE

suzano

The following table presents a sensitivity analysis[1] of the cash impact that the Company could have on its commodities hedge portfolio if the price of Brent per barrel remains the same as at the end of 1Q26 (USD/barrel = 103.97) in the coming quarters, as well as the projected variation in cash impact for each US$10.00 per barrel variation on the same reference price (1Q26). Note that the figures presented in the table are the Company's projections based on the end-of-period levels and could vary depending on market conditions.

| | | | Cash Adjustment (R$ millions) | | |
|---|---|---|---|---|---|
| Maturity (up to) | Strike Range | Notional (US$ millions) | Actual | Brent at 1Q26 closing (US$/bbl = 103.97) | Sensitivity to US$ 10 / bbl variation (+/–)1 |
| | | | *Zero Cost Collars* | | |
| 1Q26 | | | 48 | | |
| 2Q26 | 58.99 - 68.62 | 89 | | 183 | 52 |
| 3Q26 | 57.54 - 68.28 | 68 | | 165 | 46 |
| 4Q26 | 58.01 - 68.37 | 68 | | 162 | 46 |
| 1Q27 | 54.41 - 69.30 | 25 | | 74 | 21 |
| 2Q27 | 55.25 - 68.62 | 45 | | 108 | 31 |
| 3Q27 | 54.25 - 69.31 | 16 | | 46 | 13 |
| 4Q27 | 54.37 - 69.37 | 25 | | 72 | 21 |
| Total | **56.89 - 68.67** | **336** | **48** | **810** | **230** |

(1) Sensitivity analysis assumes variation only in Brent crude oil prices (US$/barrel), with all other variables held constant.


Results - Hedge Operations (R$ million)
(86)
461
1,171
1,480
Total 3,026
Derivatives Notional (US$ million)
336
155
8,109
5,637
Total 14,237
Derivatives Fair Value (R$ million)
379
26
476
2,433
Total 3,314
Debt Hedge
Cash flow Hedge
Commodity Hedge
Embedded Derivatives

Page 25 of 43

1Q26 EARNINGS RELEASE

## NET INCOME (LOSS)

In 1Q26, the Company posted net income of R$4,312 million, as against R$116 million in 4Q25 and R$6,348 million in 1Q25. The increase compared to 4Q25 was primarily due to a positive variation in the financial result, resulting from a 5% depreciation of the closing US$ against the R$, in contrast to the 3% appreciation of the US$ in 4Q25. Additionally, there was a decrease in COGS, Selling Expenses, General and Administrative Expenses, and Equity Income. These effects were partially offset mainly by: i) the lower net revenue; ii) the higher IR/CSLL expenses (primarily affecting the positive results from exchange rate variations on debt and the mark-to-market adjustments of derivatives); and iii) a negative variation in other operating results (with the absence of the revaluation of biological assets as the main factor).

The decline compared to 1Q25 is explained by: i) a smaller positive impact on the financial result, due to a lower depreciation of the closing US$ against the R$ (5% versus the 7% depreciation observed in 1Q25); ii) lower net revenue; and iii) higher COGS. These factors were partially offset by a decrease in IR/CSLL expenses in 1Q26 compared to 1Q25, which is explained by a lower positive effect from exchange rate variation on debt and a smaller positive mark-to-market adjustment on derivatives, as well as an increase in other operating income/expenses.

## DEBT

| Debt (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y |
|---|---|---|---|---|---|
| **Local Currency** | **24,650** | **24,444** | **1%** | **18,382** | **34%** |
| Short Term | 1,253 | 1,134 | 11% | 778 | 61% |
| Long Term | 23,397 | 23,310 | 0% | 17,604 | 33% |
| **Foreign Currency** | **66,086** | **70,357** | **-6%** | **72,661** | **-9%** |
| Short Term | 2,181 | 1,871 | 17% | 2,651 | -18% |
| Long Term | 63,905 | 68,487 | -7% | 70,010 | -9% |
| **Gross Debt** | **90,736** | **94,801** | **-4%** | **91,043** | **0%** |
| (-) Cash | 22,680 | 25,432 | -11% | 16,833 | 35% |
| **Net debt** | **68,056** | **69,369** | **-2%** | **74,209** | **-8%** |
| *Net debt/Adjusted EBITDA[1] (x) - R$* | 3.2 x | 3.2 x | — x | 3.1 x | 0.1 x |
| *Net debt/Adjusted EBITDA[1] (x) – US$* | 3.3 x | 3.2 x | 0.1 x | 3.0 x | 0.3 x |

(1) Excludes non-recurring items.

On March 31st, 2026, **gross debt** totaled R$90.7 billion and was composed of 96% long-term maturities and 4% short-term maturities. Foreign currency debt corresponded to 73% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 88%. Compared to 4Q25, gross debt decreased 4%, mainly due to the 5% depreciation of the US$ against the R$ during the period. Suzano ended 1Q26 with 39% of total debt linked to ESG instruments.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (US$) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in US$ with receivable flows from sales.

Page 26 of 43

Changes in Gross Debt (R$ million) (1) Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.). On March 31st, 2026, the total average cost of debt in US$ was 5.0% p.a. (debt in R$ adjusted by the market swap curve). On December 31st, 2025, this cost was also 5.0% p.a. The average term of consolidated debt at the end of the quarter was 75 months, compared to 78 months at the end of 4Q25. Exposure by Instrument Bond 47% Export Financing 19% Others 1% IFC 5% NCR 4% BNDES 8% ECA 2% Debenture 11% CPR 4% Exposure by Index¹ Fixed (US$) 69% CDI/SELIC 13% SOFR 18% Exposure by Currency² US$ 88% R$ 12% (1) Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 46%, SOFR – 26%, CDI – 13%, Other (Fixed R$, IPCA, TJLP) – 14%. (2) Considers the portion of debt with currency swaps. The original debt structure comprised 73% in foreign currency and 27% in local currency. Cash and cash equivalents and financial investments on March 31st, 2026 amounted to R$22.7 billion, 41% of which were in foreign currency, allocated to interest-bearing account or in short-term fixed- income investments abroad. The remaining 59% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate. On March 31st, 2026, the Company also had a stand-by credit facility totaling R$9.3 billion (US$1,775 million) available through February 2031, as disclosed in the Notice to the Market released on February 5th, 2026. This facility strengthens the Company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$22.7 billion plus the stand-by credit facilities amounted to a readily available cash position of R$31.9 billion on March 31st, 2026. 1Q26 EARNINGS RELEASE Page 27 of 43

1Q26 EARNINGS RELEASE


Debt (in R$ and US$ million)
74,209
70,840
69,072
69,369
68,056
12,923
12,981
12,987
12,607
13,039
1Q25
2Q25
3Q25
4Q25
1Q26
R$
US$


Net Debt / Adjusted EBITDA in R$ and US$ (x)
3.1
3.1
3.3
3.2
3.3
3.0
3.0
3.1
3.2
3.2
1Q25
2Q25
3Q25
4Q25
1Q26
R$
US$

On March 31st, 2026, net debt stood at R$68.1 billion (US$13.0 billion), compared to R$69.4 billion (US$12.6 billion) on December 31st, 2025. For more details, refer to the "Changes in Net Debt" section.

Financial leverage, measured as the ratio of net debt to **Adjusted EBITDA** in R$, stood at 3.2 times on March 31st, 2026 (3.2 times on December 31st, 2025). The same ratio in US$ (the measure established in Suzano's financial policy) rose to 3.3 times on March 31st, 2026 (3.2 times on December 31st, 2025).


Amortization Schedule (R$ million)
31,944
9,264
22,680
2,201
5,037
8,196
14,831
14,879
45,593
Liquidity
9M26
2027
2028
2029
2030
2031 onwards
Cash on hand
Stand-by Facilities
Debt

The breakdown of total gross debt between trade and non-trade finance on March 31st, 2026 is shown below:

| | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 onwards | Total |
|---|---|---|---|---|---|---|---|
| Trade Finance[1] | 41% | 64% | 36% | 25% | 37% | 2% | 19% |
| Non-Trade Finance[2] | 59% | 36% | 64% | 75% | 63% | 98% | 81% |

(1) ECC, ECN, EPP
(2) Bonds, BNDES, CPR, Debentures, RCN, among others.

Page 28 of 43

1Q26 EARNINGS RELEASE

suzano

## CAPITAL EXPENDITURE

In 1Q26, capital expenditure (cash basis) totaled R$3,184 million. The 10% increase compared to 4Q25 primarily reflects higher disbursements in the Land and Forests line, as the second installment of R$439 million related to the contract with Eldorado Brasil Celulose S.A. was paid in 1Q26. As disclosed in a Material Fact notice dated August 6th, 2025, the transaction involves the exchange of a biological asset equivalent to 18 million cubic meters of standing wood located in Mato Grosso do Sul. Additionally, there were increased disbursements in the forest maintenance line, largely attributable to a higher volume of standing wood purchases. These factors were partially offset by reduced investments in the Expansion and Modernization line, as a result of the project disbursement schedule, particularly for the new tissue mill in Aracruz and the expansion of fluff pulp production capacity at the Limeira mill.

Compared to 1Q25, the 10% reduction is primarily attributable to: i) lower disbursements related to the Cerrado Project, in line with the expected schedule; ii) lower disbursements related to expansion and modernization projects mentioned above; and iii) lower disbursements in the maintenance line, with greater emphasis on forest maintenance, due to a lower concentration of standing wood purchase during the period. These factors were partially offset by additional disbursements in the Land and Forests line, due to the disbursement of the second installment related to the contract with Eldorado Brasil Celulose S.A., as previously mentioned.

| Investments (R$ million)[1] | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | 2026 | *Guidance 2026* |
|---|---|---|---|---|---|---|---|
| Maintenance | **2,059** | **1,916** | **7%** | **2,241** | **-8%** | **7,698** | **7,255** |
| Industrial maintenance | 466 | 546 | -15% | 531 | -12% | 1,988 | 2,084 |
| Forestry maintenance | 1,574 | 1,298 | 21% | 1,687 | -7% | 5,536 | 4,895 |
| Others | 19 | 72 | -73% | 22 | -14% | 175 | 276 |
| Expansion and modernization | **147** | **354** | **-59%** | **378** | **-61%** | **1,321** | **836** |
| Land and forestry | **877** | **390** | **—%** | **508** | **73%** | **3,228** | **2,614** |
| Cerrado Project | **101** | **245** | **-59%** | **426** | **-76%** | **681** | **242** |
| Total | **3,184** | **2,906** | **10%** | **3,553** | **-10%** | **12,929** | **10,947** |

(1) The amounts shown in the table do not reflect the impact of monetizing ICMS credits in the state of Espírito Santo. They do not consider the acquisition of non-controlling interest in Lenzing and the investments related to the acquisition of Pactiv's assets (Suzano Packaging US).

## OPERATING CASH FLOW

| Operating Cash Flow (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA[1] | 4,580 | 5,583 | -18% | 4,866 | -6% | 21,451 |
| Maintenance Capex[2] | (2,059) | (1,916) | 7% | (2,241) | -8% | (7,698) |
| **Operating Cash Flow** | **2,521** | **3,667** | **-31%** | **2,625** | **-4%** | **13,753** |
| **Operating Cash Flow (R$/t)** | **784** | **945** | **-17%** | **863** | **-9%** | **957** |

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash flow, measured by Adjusted EBITDA less sustaining capex (cash basis), amounted to R$2,521 million in 1Q26. The 17% decrease in operating cash generation per tonne in relation to 4Q25 is due to the higher sustaining capex per tonne and lower Adjusted EBITDA per tonne. The 9% reduction compared to the same period in the previous year is explained by lower Adjusted EBITDA per tonne, partially offset by lower sustaining capex per tonne.

Page 29 of 43

1Q26 EARNINGS RELEASE


Operating Cash Generation per tonne (R$/t)
-9%
-17%
863
945
784
1Q25
4Q25
1Q26

## FREE CASH FLOW

| Free Cash Flow (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y | LTM 1Q26 |
|---|---|---|---|---|---|---|
| Adjusted EBITDA | 4,580 | 5,583 | -18% | 4,866 | -6% | 21,451 |
| (-) Total Capex[1] | (3,002) | (2,809) | 7% | (3,080) | -3% | (12,507) |
| (-) Leases contracts – IFRS 16 | (364) | (388) | -6% | (372) | -2% | (1,441) |
| (+/-) Δ Working capital[2] | (75) | 661 | —% | 1,311 | —% | 186 |
| (-) Net interest[3] | (1,726) | (841) | —% | (1,653) | 4% | (4,788) |
| (-) Income taxes | (69) | (60) | 15% | (159) | -57% | (199) |
| (-) Dividend and interest on own capital payment/Share Buyback Program | (1,380) | — | — | (2,232) | -38% | (1,548) |
| (+/-) Derivative cash adjustment | (58) | 160 | —% | 125 | —% | 348 |
| **Free cash flow** | **(2,093)** | **2,306** | **—%** | **(1,193)** | **75%** | **1,502** |
| (+) Total Capex ex-maintenance | 1,299 | 1,109 | 17% | 1,467 | -11% | 5,677 |
| (+) Dividend and interest on own capital payment/Share Buyback Program | 1,380 | — | — | 2,232 | -38% | 1,548 |
| **Free cash flow – Adjusted[4]** | **586** | **3,415** | **-83%** | **2,506** | **-77%** | **8,727** |
| **Free Cash Flow Yield ("FCF Yield") - LTM[5]** | **13.6%** | **16.7%** | **-3,1 p.p.** | **18.5%** | **-4,9 p.p.** | **13.6%** |

(1) On an accrual basis. Including land lease expenses, which are neutralized in the Working Capital line (1Q26: R$210 million | 4Q25: R$233 million | 1Q25: R$ 202 million), considering that the item "Lease contracts – IFRS 16" includes the total leases (land, machinery and equipment, real estate, ships and vessels, and vehicles).
(2) Considers costs of capitalized loans paid (1Q26: R$25 million | 4Q25: R$69 million | 1Q25: R$53 million), with no impact on free cash flow, which is included in the Total Capex item with the opposite sign.
(3) Considers interest paid on debt, interest received on financial investments and a premium for early debt settlement.
(4) Free cash flow prior to dividend and interest on equity payments, share buyback program and capex ex-maintenance (accrual basis).
(5) Adjusted LTM free cash flow per share (excluding treasury shares) divided by the closing share price for the quarter (1Q26: R$51.90/share | 4Q25: R$51.45/share | 1Q25: R$52.94/share).

Page 30 of 43

1Q26 EARNINGS RELEASE

suzano

**Adjusted Free Cash Flow** in 1Q26 was R$586 million, compared to R$3,415 million in 4Q25 and R$2,506 million in 1Q25. Compared to the previous period, the Adjusted Free Cash Flow decreased by 83%, primarily due to: i) lower Adjusted EBITDA; ii) a higher concentration of interest payments in the period due to the bonds' payment schedule and the premium paid related to the early settlement of the undrawn credit facility with Finnvera; iii) the consumption of working capital, primarily explained by the payment of variable compensation accrued in 4Q25, in contrast to the release observed in the previous quarter. This effect was largely offset by a release in Accounts Receivable, driven by lower pulp sales volumes, despite higher pulp prices in R$, as well as the increased use of receivables discounting; and iv) a negative cash adjustment from derivatives (in contrast to the positive cash adjustment seen in the previous quarter).

Compared to 1Q25, Adjusted Free Cash Flow decreased by 77% mainly due to: i) the consumption of working capital driven by a lower release in Accounts Receivable, in contrast to the strong release observed in the same period of the prior year (when pulp prices declined versus 4Q24, compared to the price increase observed in 1Q26 versus 4Q25); ii) lower Adjusted EBITDA; iii) negative cash adjustment of derivatives (as opposed to the positive cash adjustment observed in the same period of the previous year); iv) lower sustaining capex on an accrual basis; and v) higher interest disbursement (also driven by the early settlement of the undrawn credit facility with Finnvera). These effects were partially offset by the lower cash disbursement of IR/CSLL.

## ROIC ("RETURN ON INVESTED CAPITAL")

| ROIC (%) - LTM (R$ million) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y |
|---|---|---|---|---|---|
| (+) Adjusted EBITDA | 21,451 | 21,736 | -1% | 24,157 | -11% |
| (-) Total Capex | (12,507) | (12,584) | -1% | (19,407) | -36% |
| (-) Lease contracts – IFRS 16 | (1,441) | (1,448) | 0% | (1,376) | 5% |
| (+/-) Δ Working Capital | 186 | 1,572 | -88% | 3,162 | -94% |
| (-) Income Tax and CSLL (cash) | (199) | (290) | -31% | (470) | -58% |
| (+) Capex ex-maintenance | 5,677 | 5,844 | -3% | 10,204 | -44% |
| (+/-) Cash hedge from the cash flow adjustment | 45 | (36) | —% | 222 | -80% |
| **Adjusted Cash Flow** | **13,211** | **14,795** | **-11%** | **16,492** | **-20%** |
| (+) Total Assets (-) Liabilities (excluding debt) | 137,699 | 135,364 | 2% | 130,510 | 6% |
| (+) MtM debt hedge[1] | 62 | 449 | -86% | 848 | -93% |
| (-) Work in Progress | (3,398) | (3,700) | -8% | (8,126) | -58% |
| **Invested Capital** | **134,363** | **132,113** | **2%** | **123,231** | **9%** |
| (+/-) Accounting Adjustments - CPC 06, 27, and 29[2] | (3,301) | (3,266) | 1% | (3,382) | -2% |
| **Adjusted Invested Capital** | **131,062** | **128,847** | **2%** | **119,850** | **9%** |
| **ROIC - LTM[3]** | **10.1%** | **11.5%** | **-1.4 p.p.** | **13.8%** | **-3.7 p.p.** |

(1) Refers to the LTM average MtM of the foreign exchange swaps (Swap (CDI x US$), Swap (CDI x SOFR) and Swap (RMB x US$)).

(2) Accounting Adjustments: 1) CPC 06 – Right-of-Use/Lease Liabilities: Effect corresponding to the depreciation of the Right-of-Use asset (+) Amortization of the Present Value Adjustment and its related Deferred Income Tax. 2) CPC 27 – Property, Plant and Equipment (Deemed Cost): Exclusion of the accounting effect (and related Deferred Income Tax) arising from the market value adjustment of the Company's assets upon adoption of Law 11,638. 3) CPC 29 – Biological Assets: Exclusion of the effect from the appreciation of Biological Assets and the related Deferred Income Tax.

(3) For profit and loss accounts (numerator), the total for the last four quarters (last 12 months) is considered. For balance sheet accounts (denominator), the average of the most recent four quarters (last 12 months) is considered.

Page 31 of 43

1Q26 EARNINGS RELEASE

## CHANGES IN NET DEBT

Following were the changes in net debt in 1Q26:


Changes in Net Debt (R$ million)
69,369
(4,580)
3,002
75
935
69
(2,909)
1,380
716
68,056
Net Debt Dec 2025
Adjusted EBITDA
Total Capex¹
Working Capital
Accrued Net Interest
Taxes
FX ²
Dividends /Share buyback
Others³
Net Debt Mar 2026

(1) Accrual basis.
(2) Net of exchange variations on cash and financial investments.
(3) Considers cash amounts related to derivative adjustments, lease agreements, premiums on early debt settlement for liability management, and other items.

## ESG

In its ongoing commitment to transparency, Suzano published its Annual Sustainability Report and the 2025 Sustainability Center in March.

The report, verified by an independent third party, follows the GRI Standards, including the latest updates to Standard 101, which focuses on Biodiversity, as well as Resolution 59 of the Securities and Exchange Commission of Brazil (CVM). The publication also presents metrics from the Sustainability Accounting Standards Board (SASB), and takes into account climate-related disclosure guidelines from the International Financial Reporting Standards (IFRS S2), issued by the International Sustainability Standards Board (ISSB), which has incorporated the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Also in March, Suzano's MSCI rating was upgraded from BB to BBB, in line with the Company's broader action plan aimed at achieving greater recognition for its ESG practices.

## TOTAL OPERATIONAL EXPENDITURE - PULP

As disclosed in the Material Fact notice of December 11th, 2025, the total operational expenditure forecast for 2027 is approximately R$1,983 per tonne. The indicator has been evolving according to plan, considering the exchange rate and monetary assumptions used. Said estimate refers to the currency in real terms of 2026. The Company also reports that the total operational expenditure for 2025 was R$2,062/t, consisting of cash cost of production (including downtimes) of R$853/t, sustaining capex of R$531/t and freight plus SG&A of R$678/t.

## CAPITAL MARKETS

On March 31st, 2026, Suzano's stock was quoted at R$51.90/share (SUZB3) and US$10.01/share (SUZ). The Company's stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.

Page 32 of 43

Stock Performance SUZB3 IBOV SUZ US S&P 500 apr-25 may-25 jun-25 jul-25 aug-25 sep-25 oct-25 nov-25 dec-25 jan-26 feb-26 mar-26 80 100 120 140 160 Source: Bloomberg. Liquidity - SUZB3 313 333 228 306 348 22,993 21,323 14,274 18,986 20,280 Avg. Number of Trades (Daily) Avg. Daily Volume (R$ million) 1Q25 2Q25 3Q25 4Q25 1Q26 Source: Bloomberg. As per the Notice to the Market disclosed on February 9, 2026, Suzano completed its 5th share buyback program (“August/2024 Program”). Under this program, the Company traded 14,820,500 shares at an average cost of acquisition of R$54.33 each, representing R$805 million in market value, according to the monthly reports released by the Company in compliance with CVM Instruction 44. On February 10, 2026, the Company announced its 6th share buyback program (“February/2026 Program”) covering 40,000,000 shares. The program is valid until August 10th, 2027, and has not yet been executed. On March 31st, 2026, the Company's capital stock consisted of 1,264,117,615 common shares, of which 28,020,765 common shares were held in treasury. Suzano’s market capitalization on the same date (ex- treasury shares) stood at R$64.2 billion. Free float in 1Q26 corresponded to 49% of the total capital. 1Q26 EARNINGS RELEASE Page 33 of 43 SUZB3 -3% IBOV 43% S&P 500 16% SUZ US 7%

1Q26 EARNINGS RELEASE

Free Float distribution on 03/31/2026 (B3 + NYSE)


23%
77%
Foreign
Local


4%
96%
Individual Investors
Institutional Investors

Ownership structure on 03/31/2026


2%
49%
49%
Other Shareholders
Treasury
Controlling Shareholders

## FIXED INCOME

| | Unit | Mar/26 | Dec/25 | Mar/25 | Δ Q-o-Q | Δ Y-o-Y |
|---|---|---|---|---|---|---|
| Suzano 2028 – Price | US$/k | 95.00 | 94.72 | 91.58 | 0% | 4% |
| Suzano 2028 – Yield | % | 4.70 | 4.60 | 5.19 | 2% | -9% |
| Suzano 2029 – Price | US$/k | 102.00 | 102.96 | 102.09 | -1% | 0% |
| Suzano 2029 – Yield | % | 5.15 | 4.94 | 5.38 | 4% | -4% |
| Suzano 2030 – Price | US$/k | 98.70 | 100.19 | 98.00 | -1% | 1% |
| Suzano 2030 – Yield | % | 5.38 | 4.95 | 5.48 | 9% | -2% |
| Suzano 2031 – Price | US$/k | 92.90 | 94.38 | 90.39 | -2% | 3% |
| Suzano 2031 – Yield | % | 5.46 | 5.03 | 5.72 | 9% | -5% |
| Suzano 2032 – Price | US$/k | 87.80 | 89.43 | 85.25 | -2% | 3% |
| Suzano 2032 – Yield | % | 5.62 | 5.19 | 5.78 | 8% | -3% |
| Suzano 2036 – Price | US$/k | 96.50 | 99.15 | — | — | — |
| Suzano 2036 – Yield | % | 5.97 | 5.61 | — | — | — |
| Suzano 2047 – Price | US$/k | 106.40 | 109.71 | 106.30 | -3% | 0% |
| Suzano 2047 – Yield | % | 6.44 | 6.17 | 6.46 | 4% | 0% |
| Treasury 10 years | % | 4.32 | 4.17 | 4.21 | 4% | 3% |

Note: Senior Notes issued with face value of 100 US$/k.

## RATING

| Agency | National Scale | Global Scale | Outlook |
|---|---|---|---|
| Fitch Ratings | AAA | BBB- | Positive |
| Standard & Poor's | br.AAA | BBB- | Positive |
| Moody's | Aaa | Baa3 | Positive |

Page 34 of 43

UPCOMING EVENTS Earnings Conference Call (1Q26) Date: April 30th, 2026 (Thursday) Portuguese (simultaneous translation) English 10h00 (Brasília) 10:00 a.m. (Brasília) 09h00 (New York) 09:00 a.m. (New York) 14h00 (London) 02:00 p.m. (London) The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (https://ir.suzano.com.br). If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano. IR CONTACTS Marcos Assumpção Camila Nogueira Roberto Costa Mariana Spinola André Azambuja Victor Valladares Gabriela Bonassi Tel.: +55 (11) 3503-9330 ri@suzano.com.br www.suzano.com.br/ri 1Q26 EARNINGS RELEASE Page 35 of 43

1Q26 EARNINGS RELEASE

suzano

# APPENDICES

## APPENDIX 1 – Operating Data

| Revenue Breakdown (R$ '000) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y |
|---|---|---|---|---|---|
| **Exports** | **8,896,669** | **10,579,547** | **-16%** | **9,404,309** | **-5%** |
| Pulp | 7,940,049 | 9,446,300 | -16% | 8,154,127 | -3% |
| Paper | 956,620 | 1,133,247 | -16% | 1,250,182 | -23% |
| **Domestic Market** | **2,071,747** | **2,534,171** | **-18%** | **2,148,612** | **-4%** |
| Pulp | 405,693 | 420,343 | -3% | 457,416 | -11% |
| Paper | 1,666,054 | 2,113,828 | -21% | 1,691,196 | -1% |
| **Total Net Revenue** | **10,968,416** | **13,113,718** | **-16%** | **11,552,921** | **-5%** |
| Pulp | 8,345,742 | 9,866,643 | -15% | 8,611,543 | -3% |
| Paper | 2,622,674 | 3,247,075 | -19% | 2,941,378 | -11% |

| Sales volume ('000) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y |
|---|---|---|---|---|---|
| **Exports** | **2,839,384** | **3,429,292** | **-17%** | **2,675,177** | **6%** |
| Pulp | 2,686,764 | 3,251,563 | -17% | 2,506,288 | 7% |
| Paper | 152,620 | 177,729 | -14% | 168,889 | -10% |
| Paperboard | 77,210 | 82,192 | -6% | 96,673 | -20% |
| Printing & Writing | 73,314 | 92,078 | -20% | 71,628 | 2% |
| Other paper[1] | 2,096 | 3,459 | -39% | 588 | —% |
| **Domestic Market** | **374,286** | **450,711** | **-17%** | **365,478** | **2%** |
| Pulp | 148,599 | 154,084 | -4% | 144,256 | 3% |
| Paper | 225,687 | 296,627 | -24% | 221,222 | 2% |
| Paperboard | 33,002 | 42,130 | -22% | 33,095 | 0% |
| Printing & Writing | 130,375 | 187,128 | -30% | 126,775 | 3% |
| Other paper[1] | 62,310 | 67,369 | -8% | 61,352 | 2% |
| **Total Sales Volume** | **3,213,670** | **3,880,003** | **-17%** | **3,040,655** | **6%** |
| Pulp | 2,835,363 | 3,405,647 | -17% | 2,650,544 | 7% |
| Paper | 378,307 | 474,356 | -20% | 390,111 | -3% |
| Paperboard | 110,212 | 124,322 | -11% | 129,768 | -15% |
| Printing & Writing | 203,689 | 279,206 | -27% | 198,403 | 3% |
| Other paper[1] | 64,406 | 70,828 | -9% | 61,940 | 4% |

(1) Paper of other manufacturers sold by Suzano and tissue paper.

| Average net price (R$/t) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y |
|---|---|---|---|---|---|
| **Exports** | **3,133** | **3,085** | **2%** | **3,515** | **-11%** |
| Pulp | 2,955 | 2,905 | 2% | 3,253 | -9% |
| Paper | 6,268 | 6,376 | -2% | 7,402 | -15% |
| **Domestic Market** | **5,535** | **5,623** | **-2%** | **5,879** | **-6%** |
| Pulp | 2,730 | 2,728 | 0% | 3,171 | -14% |
| Paper | 7,382 | 7,126 | 4% | 7,645 | -3% |
| **Total** | **3,413** | **3,380** | **1%** | **3,799** | **-10%** |
| Pulp | 2,943 | 2,897 | 2% | 3,249 | -9% |
| Paper | 6,933 | 6,845 | 1% | 7,540 | -8% |

Page 36 of 43

Average net price (US$/t) 1Q26 4Q25 Δ Q-o-Q 1Q25 Δ Y-o-Y Exports 596 571 4% 601 -1% Pulp 562 538 4% 556 1% Paper 1,192 1,181 1% 1,265 -6% Domestic Market 1,052 1,041 1% 1,005 5% Pulp 519 505 3% 542 -4% Paper 1,403 1,320 6% 1,308 7% Total Net Revenue 649 626 4% 649 0% Pulp 560 536 4% 555 1% Paper 1,318 1,268 4% 1,290 2% FX Rate R$/US$ 1Q26 4Q25 Δ Q-o-Q 1Q25 Δ Y-o-Y Closing 5.22 5.50 -5% 5.74 -9% Average 5.26 5.40 -3% 5.85 -10% 1Q26 EARNINGS RELEASE Page 37 of 43

1Q26 EARNINGS RELEASE

suzano

## APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization

| Income Statement (R$ '000) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y |
|---|---|---|---|---|---|
| **Net Revenue** | **10,968,416** | **13,113,718** | **-16%** | **11,552,921** | **-5%** |
| Cost of Goods Sold | (7,807,576) | (9,098,452) | -14% | (7,729,167) | 1% |
| **Gross Profit** | **3,160,840** | **4,015,266** | **-21%** | **3,823,754** | **-17%** |
| *Gross Margin* | *29%* | *31%* | *-1.8 p.p.* | *33%* | *-4 p.p.* |
| **Operating Expense/Income** | **(1,385,704)** | **(469,971)** | **—%** | **(1,564,719)** | **-11%** |
| Selling Expenses | (752,044) | (869,647) | -14% | (754,882) | 0% |
| General and Administrative Expenses | (682,803) | (804,184) | -15% | (673,551) | 1% |
| Other Operating Income (Expenses) | 69,515 | 1,344,722 | -95 | (119,209) | -158 |
| Equity Equivalence | (20,372) | (140,862) | -86% | (17,077) | 19 |
| **EBIT** | **1,775,136** | **3,545,295** | **-50%** | **2,259,035** | **-21%** |
| **Depreciation, Amortization & Depletion** | **2,806,652** | **3,071,041** | **-9%** | **2,497,422** | **12%** |
| **EBITDA** | **4,581,788** | **6,616,336** | **-31%** | **4,756,457** | **-4%** |
| *EBITDA Margin* | *42%* | *50%* | *-9 p.p.* | *41%* | *1 p.p.* |
| **Adjusted EBITDA[1]** | **4,580,145** | **5,582,832** | **-18%** | **4,865,774** | **-6%** |
| *Adjusted EBITDA Margin[1]* | *42%* | *43%* | *-1 p.p.* | *42%* | *— p.p.* |
| **Net Financial Result** | **4,616,436** | **(3,410,794)** | **—%** | **7,696,213** | **-40%** |
| Financial Revenues | 486,013 | 482,419 | 1% | 438,853 | 11% |
| Financial Expenses | (1,804,931) | (1,813,816) | 0% | (1,640,085) | 10% |
| Exchange Rate Variation | 3,025,599 | (102,938) | —% | 3,693,159 | -18% |
| Net Proceeds Generated by Derivatives | 2,909,755 | (1,976,459) | —% | 5,204,286 | -44% |
| **Earnings Before Taxes** | **6,391,572** | **134,501** | **—%** | **9,955,248** | **-36%** |
| **Income and Social Contribution Taxes** | **(2,079,581)** | **(18,332)** | **—%** | **(3,607,070)** | **-42%** |
| **Net Income (Loss)** | **4,311,991** | **116,169** | **—%** | **6,348,178** | **-32%** |
| *Net Margin* | *39%* | *1%* | *38 p.p.* | *55%* | *-16 p.p.* |

(1) Excluding non-recurring items and PPA effects.

| Goodwill amortization - PPA (R$ '000) | 1Q26 | 4Q25 | Δ Q-o-Q | 1Q25 | Δ Y-o-Y |
|---|---|---|---|---|---|
| COGS | (95,582) | (117,461) | -19% | (96,736) | -1% |
| Selling Expenses | (210,303) | (210,279) | 0% | (210,282) | 0% |
| General and administrative expenses | (1,166) | (1,215) | -4% | (1,199) | -3% |
| Other operational revenues (expenses) | 25,113 | 13,092 | 92% | (18,546) | —% |

Page 38 of 43

1Q26 EARNINGS RELEASE

## APPENDIX 3 – Consolidated Balance Sheet

| Assets (R$ '000) | 03/31/2026 | 12/31/2025 | 03/31/2025 |
|---|---|---|---|
| **Current Assets** | | | |
| Cash and cash equivalents | 12,176,019 | 15,179,753 | 9,914,505 |
| Financial investments | 10,173,578 | 9,932,774 | 6,516,323 |
| Trade accounts receivable | 5,766,623 | 6,560,607 | 6,354,237 |
| Inventories | 8,641,417 | 8,155,847 | 8,642,882 |
| Recoverable taxes | 946,762 | 887,085 | 1,074,377 |
| Recoverable income taxes | 726,731 | 659,202 | 337,663 |
| Derivative financial instruments | 2,907,968 | 1,556,978 | 888,004 |
| Advance to suppliers | 73,267 | 76,818 | 85,581 |
| Other assets | 819,181 | 858,005 | 665,543 |
| **Total Current Assets** | **42,231,546** | **43,867,069** | **34,479,115** |
| **Non-Current Assets** | | | |
| Financial investments | 330,137 | 319,680 | 402,442 |
| Recoverable taxes | 944,680 | 945,699 | 1,042,971 |
| Deferred taxes | 112,237 | 1,504,014 | 4,431,946 |
| Derivative financial instruments | 8,987,791 | 8,014,683 | 3,244,326 |
| Advance to suppliers | 2,964,157 | 2,788,262 | 2,496,154 |
| Judicial deposits | 423,228 | 418,301 | 590,245 |
| Other assets | 194,214 | 187,102 | 125,724 |
| Biological assets | 26,525,587 | 26,097,164 | 22,861,555 |
| Investments | 1,134,258 | 1,194,877 | 1,651,534 |
| Property, plant and equipment | 63,975,882 | 64,296,187 | 65,005,656 |
| Right of use on lease agreements | 5,279,506 | 5,331,789 | 5,249,601 |
| Intangible | 12,721,787 | 12,970,692 | 13,663,616 |
| **Total Non-Current Assets** | **123,593,464** | **124,068,450** | **120,765,770** |
| **Total Assets** | **165,825,010** | **167,935,519** | **155,244,885** |

| Liabilities and Equity (R$ '000) | 03/31/2026 | 12/31/2025 | 03/31/2025 |
|---|---|---|---|
| **Current Liabilities** | | | |
| Trade accounts payable | 4,981,256 | 5,141,386 | 5,669,809 |
| Loans, financing and debentures | 3,434,387 | 3,004,905 | 3,428,610 |
| Accounts payable for lease operations | 900,375 | 857,810 | 870,322 |
| Derivative financial instruments | 1,107,667 | 1,205,029 | 1,561,094 |
| Taxes payable | 252,134 | 240,010 | 282,866 |
| Income taxes payable | 29,383 | 218,238 | 71,201 |
| Payroll and charges | 720,403 | 1,132,713 | 702,399 |
| Dividends payable | 12,855 | 1,393,121 | 7,699 |
| Advance from customers | 124,080 | 132,408 | 213,338 |
| Other liabilities | 452,506 | 447,251 | 382,553 |
| **Total Current Liabilities** | **12,015,046** | **13,772,871** | **13,189,891** |
| **Non-Current Liabilities** | | | |
| Loans, financing and debentures | 87,301,230 | 91,796,352 | 87,613,961 |
| Accounts payable for lease operations | 5,863,527 | 6,072,080 | 5,981,197 |
| Derivative financial instruments | 7,474,090 | 8,136,320 | 5,570,354 |
| Provision for judicial liabilities | 2,775,326 | 2,801,738 | 2,943,436 |
| Actuarial liabilities | 748,010 | 741,143 | 730,032 |
| Deferred taxes | 774,873 | — | — |
| Share-based compensation plans | 360,657 | 332,322 | 361,895 |
| Other liabilities | 329,520 | 330,520 | 318,473 |
| **Total Non-Current Liabilities** | **105,627,233** | **110,210,475** | **103,519,348** |
| **Total Liabilities** | **117,642,279** | **123,983,346** | **116,709,239** |
| **Shareholders' Equity** | | | |
| Share capital | 24,235,546 | 24,235,546 | 19,235,546 |
| Capital reserves | 78,728 | 80,742 | 64,827 |
| Treasury shares | (1,501,072) | (1,511,146) | (1,371,424) |
| Retained earnings reserves | 20,118,234 | 20,118,234 | 12,978,898 |
| Other reserves | 774,430 | 888,669 | 1,133,200 |
| Retained earnings | 4,330,150 | — | 6,357,219 |
| **Controlling shareholders'** | **48,036,016** | **43,812,045** | **38,398,266** |
| Non-controlling interest | 146,715 | 140,128 | 137,380 |
| **Total Equity** | **48,182,731** | **43,952,173** | **38,535,646** |
| **Total Liabilities and Equity** | **165,825,010** | **167,935,519** | **155,244,885** |

Page 39 of 43

APPENDIX 4 – Consolidated Statement of Cash Flow OPERATING ACTIVITIES Net income (loss) for the period 4,311,991 6,348,178 Depreciation, depletion and amortization 2,725,322 2,408,025 Depreciation of right of use 81,330 89,397 Interest expense on lease liabilities 113,211 116,258 Result from the sale and write-off of non-current assets (32,052) 46,307 Income (expense) from associates and joint ventures 20,372 17,077 Exchange rate and monetary variations, net (2,909,755) (5,204,286) Interest expenses on financing, loans and debentures 1,426,111 1,412,878 Capitalized loan costs (24,929) (52,753) Accrual of interest on marketable securities (311,625) (264,440) Amortization of transaction costs, premium and discounts 58,457 31,923 Derivative (gains) loss, net (3,025,599) (3,693,159) Deferred income tax and social contribution 2,167,118 3,539,970 Interest on actuarial liabilities 20,211 19,822 Provision (reversal) for judicial liabilities, net 30,751 28,985 Provision (reversal) for doubtful accounts, net (16,607) 7,653 Provision for inventory losses, net 2,149 4,475 Provision for loss of ICMS credits, net (13,211) 45,766 Premium expenses on early settlements 129,047 — Other 17,685 15,856 Decrease (increase) in assets 420,510 1,915,060 Trade accounts receivable 638,316 2,238,113 Inventories (124,714) (430,784) Recoverable taxes (116,689) (75,463) Other assets 23,597 183,194 Increase (decrease) in liabilities (519,979) (656,429) Trade accounts payable 68,751 (91,408) Taxes payable (113,281) 5,303 Payroll and charges (411,067) (528,881) Other liabilities (64,382) (41,443) Cash generated from operations 4,670,508 6,176,563 Payment of interest on financing, loans and debentures (1,711,077) (2,014,500) Capitalized loan costs paid 24,929 52,753 Premium expenses on early settlements (129,047) — Interest received on marketable securities 114,151 361,942 Payment of income tax and social contribution (68,697) (159,068) Cash provided by operating activities 2,900,767 4,417,690 INVESTING ACTIVITIES Additions to property, plant and equipment (890,563) (1,231,900) Additions to intangible (4,083) (11,836) Additions to biological assets (2,107,800) (1,836,180) Proceeds from sales of property, plant and equipment and biological assets 103,527 43,551 Marketable securities, net (62,149) 6,367,566 Advances for acquisition (receipt) of wood from operations with development and partnerships (257,202) (6,998) Cash used in investing activities (3,218,270) 3,324,203 FINANCING ACTIVITIES Proceeds from loans, financing and debentures 91,273 7,055,244 Proceeds (payment) of derivative transactions (58,091) 124,558 Payment of loans, financing and debentures (473,585) (11,175,521) Payment of leases (364,185) (371,531) Payment of dividends (1,379,501) (2,192,903) Shares repurchased — (38,664) Cash provided (used) by financing activities (2,184,089) (6,598,817) Increase (decrease) in cash and cash equivalents, net (2,501,592) 1,143,076 At the beginning of the period 15,179,753 9,018,818 Exchange variation on cash and cash equivalents (502,142) (247,389) At the end of the period 12,176,019 9,914,505 Increase (decrease) in cash and cash equivalents, net (2,501,592) 1,143,076 Cash Flow (R$ ’000) 1Q26 1Q25 1Q26 EARNINGS RELEASE Page 40 of 43

APPENDIX 5 – EBITDA (R$ '000, except where otherwise indicated) 1Q26 1Q25 Net income 4,311,991 6,348,178 Net Financial Result (4,616,436) (7,696,213) Income and Social Contribution Taxes 2,079,581 3,607,070 EBIT 1,775,136 2,259,035 Depreciation, Amortization and Depletion 2,806,652 2,497,422 EBITDA¹ 4,581,788 4,756,457 EBITDA Margin 42% 41% Write-off of stacked wood inventory 710 — Equity method 20,372 17,077 Extinction of packaging business line 57 23 Expenses on Asset Acquisition and Business Combinations 15,062 — Effective loss of the development contract advance program (58) 146 Restructuring Expenses 7,477 — Provision for loss of ICMS credits, net (13,211) 45,765 Income from disposal and write-off of non-current assets (32,052) 46,306 Adjusted EBITDA 4,580,145 4,865,774 Adjusted EBITDA Margin 42% 42% (1) The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012. 1Q26 EARNINGS RELEASE Page 41 of 43

1Q26 EARNINGS RELEASE

suzano

## APPENDIX 6 – Segmented Income Statement

| Segmented Income Statement (R$ '000) | 1Q26 | | | | 1Q25 | | | |
|---|---|---|---|---|---|---|---|---|
| | Pulp | Paper | Non Segmented | Total Consolidated | Pulp | Paper | Non Segmented | Total Consolidated |
| **Net Revenue** | **8,345,742** | **2,622,674** | **-** | **10,968,416** | **8,611,543** | **2,941,378** | **-** | **11,552,921** |
| Cost of Goods Sold | (5,938,620) | (1,868,956) | - | (7,807,576) | (5,696,157) | (2,033,010) | - | (7,729,167) |
| **Gross Profit** | **2,407,122** | **753,718** | **-** | **3,160,840** | **2,915,386** | **908,368** | **-** | **3,823,754** |
| *Gross Margin* | *29%* | *29%* | - | *29%* | *34%* | *31%* | - | *33%* |
| **Operating Expense/Income** | **(869,376)** | **(516,328)** | **-** | **(1,385,704)** | **(1,013,214)** | **(551,505)** | **-** | **(1,564,719)** |
| Selling Expenses | (447,190) | (304,854) | - | (752,044) | (467,482) | (287,400) | - | (754,882) |
| General and Administrative Expenses | (466,199) | (216,604) | - | (682,803) | (435,249) | (238,302) | - | (673,551) |
| Other Operating Income (Expenses) | 63,272 | 6,243 | - | 69,515 | (89,855) | (29,354) | - | (119,209) |
| Equity Equivalence | (19,259) | (1,113) | - | (20,372) | (20,628) | 3,551 | - | (17,077) |
| **EBIT** | **1,537,746** | **237,390** | **-** | **1,775,136** | **1,902,172** | **356,863** | **-** | **2,259,035** |
| **Depreciation, Amortization & Depletion** | 2,536,087 | 270,565 | - | 2,806,652 | 2,239,672 | 257,750 | - | 2,497,422 |
| **EBITDA** | **4,073,833** | **507,955** | **-** | **4,581,788** | **4,141,844** | **614,613** | **-** | **4,756,457** |
| *EBITDA Margin* | *49%* | *19%* | - | *42%* | *48%* | *21%* | - | *41%* |
| **Adjusted EBITDA[1]** | **4,056,317** | **523,828** | **-** | **4,580,145** | **4,254,146** | **611,628** | **-** | **4,865,774** |
| *Adjusted EBITDA Margin[1]* | *49%* | *20%* | - | *42%* | *49%* | *21%* | - | *42%* |
| **Net Financial Result** | **-** | **-** | **4,616,436** | **4,616,436** | **-** | **-** | **7,696,213** | **7,696,213** |
| **Earnings Before Taxes** | **1,537,746** | **237,390** | **4,616,436** | **6,391,572** | **1,902,172** | **356,863** | **7,696,213** | **9,955,248** |
| Income and Social Contribution Taxes | - | - | (2,079,581) | (2,079,581) | - | - | (3,607,070) | (3,607,070) |
| **Net Income (Loss)** | **1,537,746** | **237,390** | **2,536,855** | **4,311,991** | **1,902,172** | **356,863** | **4,089,143** | **6,348,178** |
| *Net Margin* | *18%* | *9%* | - | *39%* | *22%* | *12%* | - | *55%* |

(1) Excluding non-recurring items and PPA effects.

Page 42 of 43

Forward-Looking Statements This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors. 1Q26 EARNINGS RELEASE Page 43 of 43